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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------
                                 SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 42)

                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
      James M. Barkley, Esq.              Peter R. Schwartz, Esq.
     Simon Property Group, Inc.           Westfield America Inc.
      National City Center               11601 Wilshire Boulevard
      115 West Washington Street                  12th Floor
          Suite 15 East                     Los Angeles, CA 90025
     Indianapolis, IN 46024               Telephone: (310) 445-2427
    Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                         ----------------------
                                   Copies to:

    Steven A. Seidman, Esq.                    Scott V. Simpson, Esq.
    Robert B. Stebbins, Esq.           Skadden, Arps, Slate, Meagher & Flom LLP
    Willkie Farr & Gallagher                   One Canada Square
      787 Seventh Avenue                         Canary Wharf
    New York, New York 10019                 London, E14 5DS, England
    Telephone: (212) 728-8000              Telephone: (44) 20 7519 7000

                         -------------------------

                         CALCULATION OF FILING FEE

================================================================================
       TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $1,160,416,640                                    $232,083.33
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 58,020,832 shares of Common Stock, consisting of (i) 49,343,395 outstanding shares of Common Stock, (ii) 2,284 shares of Common Stock issuable upon conversion of 31,975,751 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,202,785 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and
     (iv) 1,472,368 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on Amendment No. 2 to the Registrant's Preliminary Revocation Solicitation Statement on Schedule 14A filed on
     May 14, 2003, the Registrant's Schedule 14D-9 filed on December 11, 2002, as amended, the Registrant's Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2002 and the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals
     1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248,745.11        Filing Party: Simon Property Group,
Form or                 Schedule TO                      Inc.; Simon Property
Registration No.:       (File No.                        Acquisitions, Inc.;
                        005-42862),                      Westfield America, Inc.
                        Amendment No. 1    Date Filed:   December 5, 2002,
                        to the Schedule TO               December 16, 2002 and
                        and Amendment No. 5              January 15, 2003
                        to the Schedule TO
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates.

     /X/ third-party tender offer subject to Rule 14d-1.
     / / issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                   SCHEDULE TO

     This Amendment No. 42 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 42 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Items 1 through 11.

             Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

             On October 8, 2003, SPG Inc., the Purchaser and WEA terminated the Offer and issued a press release in connection therewith. The Offer had been scheduled to expire at midnight, New York
             City time, on October 31, 2003. The full text of a press release, dated October 8, 2003, issued by SPG Inc. and WEA with respect to such announcement is filed herewith as Exhibit (a)(5)(PPP).
             The announcement and termination follow the recent passage of a bill by the Michigan Legislature, signed into law by Michigan Governor Granholm on October 7, 2003, amending the Michigan Control Share Act and allowing the Taubman family group to effectively block SPG's and WEA's ability to conclude the Offer. The Purchaser has not purchased any Shares tendered into the Offer and has instructed the Depositary for the Offer to return promptly all Shares tendered to date and not previously withdrawn.

Item 12.          EXHIBITS.

                  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(PPP) Press release issued by Simon Property Group, Inc. and Westfield America, Inc., dated October 8, 2003.

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                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 9, 2003 that the information set forth in this statement is true, complete and correct.

                                          SIMON PROPERTY GROUP, INC.

                                          By:   /s/ JAMES M. BARKLEY
                                          ------------------------------------
                                          Name:    James M. Barkley
                                          Title:   Secretary and General Counsel


                                          SIMON PROPERTY ACQUISITIONS, INC.

                                          By:   /s/ JAMES M. BARKLEY
                                          ------------------------------------
                                          Name:    James M. Barkley
                                          Title:   Secretary and Treasurer

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     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of October 9, 2003 that the information set forth in this statement is true, complete and correct.

                                         WESTFIELD AMERICA, INC.

                                          By: /s/ PETER R. SCHWARTZ
                                          -------------------------------
                                          Name: Peter R. Schwartz
                                          Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

 EXHIBIT NO.                                     DESCRIPTION
---------------    -------------------------------------------------------------
(a)(5)(PPP)        Press release issued by Simon Property Group, Inc. and
                   Westfield America, Inc., dated October 8, 2003.